Exhibit 99

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                             N E W S   R E L E A S E


                          Unilever United States, Inc.

Media Relations Contact:                           Investor Relations Contact:
Nancy Goldfarb                                     Leigh Ferst
212-906-4690                                       212-906-3430


                                                   FOR RELEASE AT 2:00 A.M. EST


                             UNILEVER BOARD CHANGES



New York, NY - February 12, 2004 -- Niall FitzGerald KBE will retire from the Boards of Unilever PLC and N.V. and from the Chairmanship of Unilever PLC and the Vice-Chairmanship of Unilever N.V., on 30th September 2004. He will by that time have served Unilever for 37 years.

Niall FitzGerald joined Unilever in 1967 and was elected to the Boards as Financial Director in 1987. He subsequently served in the Foods Executive and as Detergents Co-ordinator. He was elected Vice-Chairman of Unilever PLC in 1994 and was appointed Chairman of Unilever PLC and Vice-Chairman of Unilever N.V. in September 1996.

Patrick Cescau, currently Foods Director, will succeed Mr FitzGerald as Chairman of Unilever PLC and Vice-Chairman of Unilever N.V.. Mr Cescau joined Unilever in 1973 and was elected a Director in 1999.

Kees van der Graaf, currently President Ice Cream and Frozen Foods Europe, will succeed Mr Cescau as Foods Director. He will be nominated for election to the Boards of Unilever at the Annual General Meetings on 12th May 2004.

As previously announced Charles Strauss, President Home & Personal Care North America, will be retiring from the Boards of Unilever at the Annual General Meetings.

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Mr FitzGerald commented:-

"By the end of this year we will have completed the Path to Growth programme and, in the interests of an orderly succession, Patrick should be in place in good time to carry our strategy to the next stage.

By then I will have been a Director of Unilever for 18 years and Chairman for 8 years, which for me has been an enormously fulfilling experience.

Patrick has been fully involved with us in developing the strategy and in the forthcoming months he will join Antony Burgmans and myself in amplifying our plans for value creation, before taking over from me on October 1st 2004."

                                      -o0o-


NOTE TO EDITORS:
Biographies of all named are available on the Unilever website at: http://www.unilever.com/company/unilevertoday/companystructure/